PRESS RELEASE DATED OCTOBER 24, 2000 ANNOUNCING THE COMPANY'S THIRD QUARTER FINANCIAL RESULTS EXHIBIT 99.1

(BW) (WA-AMAZON.COM) (AMZN) AMAZON.COM THIRD-QUARTER SALES UP 79%
YEAR-OVER-YEAR; ELECTRONICS STORE BECOMES SECOND-LARGEST BUSINESS AT AMAZON.COM, SURPASSING MUSIC


  US Books, Music and DVD/Video Segment Achieves 6% Pro Forma Operating Margin;
                 Cash and Marketable Securities of $900 Million


        SEATTLE, WA--October 24, 2000--Amazon.com, Inc. (NASDAQ: AMZN) today announced net sales for the third quarter of 2000 were $638 million, an increase of 79% over net sales of $356 million for the third quarter of 1999. For the first time, the Electronics store has grown to become the second-largest U.S. store, behind Books and ahead of Music. Gross margin for the third quarter of 2000 was 26%, up from 20% for the third quarter of 1999.

        Pro forma operating loss for the third quarter of 2000 was $68 million, or 11% of sales, compared to a pro forma operating loss of $79 million, or 22% of sales, in the third quarter of 1999. Third-quarter pro forma net loss was $0.25 per share, an improvement over the pro forma net loss of $0.26 per share in the third quarter of 1999.

        Amazon.com's U.S. Books, Music and DVD/Video segment fully allocated third-quarter pro forma operating profit was $25 million, or 6% of sales, up from 0% in the same period a year ago.

        "The strong growth in electronics is due to great prices and deep selection combined with our widely recognized customer service. In September, 6 of the 10 top-selling items on Amazon.com were from our electronics store," said Jeff Bezos, Amazon.com chief executive officer. "As always, we're grateful to customers for continuing to choose Amazon.com."

        "This was a strong quarter for Amazon.com; we are driving toward profitability, and we surpassed our key internal operational and financial objectives," said Warren Jenson, Amazon.com chief financial officer. "As we enter our sixth holiday season, we are better prepared operationally than ever to deliver for customers, while at the same time we expect to improve our operating margin for the fourth consecutive quarter."

        Amazon.com worldwide cumulative customer accounts increased by over 2.8 million during the quarter to over 25 million as of September 30, 2000. Sales per active customer for the twelve months ended September 30, 2000, were $130, up from $108 for the same period a year ago. As part of its agreement with Amazon.com, Toysrus.com purchased at cost approximately $20 million of toys-related inventory, which is included in third-quarter sales.

        Amazon International sales, which comprise the Amazon.co.uk, Amazon.de, and Amazon.fr businesses, were $88 million, up 121% from $40 million for the third quarter of 1999. Amazon International added approximately 800,000 new customer accounts in the third quarter of 2000, bringing cumulative Amazon International customer accounts to approximately 3.9 million, an increase of 225% from approximately 1.2 million as of September 30, 1999.

        Operating cash usage in the third quarter was $4 million, compared to $76 million in the third quarter of 1999.

        Third-quarter GAAP net loss was $0.68 per share, compared to a net loss of $0.59 per share in the third quarter of 1999.

RECENT HIGHLIGHTS

        GLOBAL EXPANSION

        - Amazon.com launched Amazon.fr, a French-language site offering books, music CDs, DVDs and videos dedicated to customers in France and to French-speaking customers around the world. Amazon.fr was named the best overall online retailer by leading French publications Capital, Le Monde and Journal du Net.

        -       Amazon.de launched a Software store.

        EXPANDED SELECTION AND PARTNERSHIPS

        - Amazon.com, in connection with a strategic alliance with Toysrus.com, launched a co-branded toy store. The new online store combined the strengths of the two e-tailers' prior stores, to bring customers the best toy-buying experience available online.

        - Microsoft Corp. (NASDAQ: MSFT) announced its Microsoft Reader had been selected by Amazon.com as the preferred format for Amazon.com's forthcoming e-Books store.

        - Amazon.com launched a Camera & Photo store, offering digital and film cameras, optical gear, and accessories, and announced an alliance with Ofoto, Inc., a premier online photography service.

        - Apple (NASDAQ: AAPL) announced it had licensed Amazon.com's 1-Click patent and trademark for use in its Apple Online Store, as part of an e-commerce patent cross-licensing agreement.

        - Amazon.com launched a Computer & Video Games store, offering the largest selection of computer and video games and accessories available, online or off-, to provide a one-stop gaming destination for both casual and hard-core gaming enthusiasts.

        - Amazon.com launched a new-car buying service, providing customers with a superior car-buying experience backed by service and support from an expansive network of premier auto dealers affiliated with its partner Greenlight.com.

        PLATFORM GROWTH

        - Amazon.com announced the availability of Mobile Auctions, a wireless service that provides customers the ability to search for new auction items, enter and monitor bids, and track sales, and offers mobile alerts for Amazon Auctions directly from a mobile phone.

        - Enrollment in the Amazon.com Associates Program surpassed 500,000 members, reinforcing its position as the largest and most popular program of its kind.

        BUSINESS OUTLOOK

        The following forward looking-statements reflect Amazon.com's expectations as of October 24, 2000. Given the emerging nature of online retail, potential changes in general economic conditions, and the various other risk factors discussed below, actual results may differ materially. The company intends to continue its practice of not updating forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

Fourth Quarter 2000 Expectations

        -       Sales are expected to be between $950 million and $1.05 billion.

        - Gross margin is expected to be seasonally down compared to the third quarter of this year, although up strongly over the fourth quarter of 1999.

        - Pro forma operating losses are expected to be between 5% and 8% of sales.

        - Cash and marketable securities at year-end are expected to be over $1 billion.

2001 Expectations

        -       Sales are expected to be approximately $4 billion.

        - Pro forma loss from operations is expected to narrow to less than 5% of sales, perhaps substantially so.

        - Cash and marketable securities as of March 31, 2001, are expected to be approximately $700 million, and the company expects to generate significant positive cash flow from operations for the nine months ended December 31, 2001.

        The aforementioned forward-looking statements are inherently difficult to predict. Actual results could differ materially for a variety of reasons, including the rate of growth of the Internet and online commerce, the amount that Amazon.com invests in new business opportunities and the timing of those investments, customer spending patterns, the mix of products sold to customers, the mix of revenues derived from products sales as compared to services, risks of inventory management, the magnitude of losses arising from investments accounted for under the equity method, the degree to which the company enters into Amazon Commerce Network and other strategic transactions, fluctuations in the value of securities and non-cash payments Amazon.com receives in connection with such transactions, and risks of distribution and fulfillment throughput and productivity. Other risks and uncertainties include Amazon.com's limited operating history, anticipated losses, potential fluctuations in quarterly operating results, seasonality, consumer trends, competition, risks associated with distribution center expansion, adverse consequences arising from system interruptions, risks associated with management of potential growth, risks related to auction and zShops services, risks related to fraud and Amazon.com Payments, and risks of new business areas, international expansion, business combinations, and strategic alliances. More information about factors that potentially could affect Amazon.com's financial results is included in Amazon.com's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K and 10-K/A for the year ended December 31, 1999, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

        A live Webcast of Amazon.com's third quarter 2000 financial results conference call can be heard at 2:00 p.m. PDT/5:00 p.m. EDT today at www.amazon.com/ir. The call will also be archived and available until December 31, 2000.

ABOUT AMAZON.COM

        Amazon.com (Amazon.com, Inc., and its subsidiaries) is the Internet's No. 1 retailer. Amazon.com (Nasdaq: AMZN) opened its virtual doors on the World Wide Web in July 1995 and today offers Earth's Biggest Selection, along with online auctions and free electronic greeting cards. Amazon.com seeks to be the world's most customer-centric company, where customers can find and discover anything they might want to buy online. Amazon.com lists more than 28 million unique items in categories such as electronics, kitchen products, books, music, DVDs, videos, camera and photo items, toys, software, computer and video games, tools and hardware, and lawn and patio items. Through Amazon.com zShops, any business or individual can sell virtually anything to Amazon.com's more than 25 million customers, and with Amazon.com Payments, sellers can accept credit card transactions, avoiding the hassles of offline payments.

        Amazon.com operates three international Web sites: www.amazon.fr, www.amazon.co.uk and www.amazon.de. It also operates the Internet Movie Database (www.imdb.com), the Web's comprehensive and authoritative source of information on more than 250,000 movies and entertainment titles and 1 million cast and crew members dating from the birth of film in 1891 to 2003.

        Amazon Anywhere is the leader in mobile e-commerce, providing access from anywhere in the world to Amazon.com, Amazon.co.uk and Amazon.de on personal digital assistants (PDAs) and through handheld wireless Internet devices that use HDML or the Wireless Application Protocol.

NOTES ON FINANCIAL PRESENTATION

        Historical results of operations are preliminary and unaudited. Financial results are prepared in accordance with U.S. generally accepted accounting principles. Pro forma financial results exclude stock-based compensation costs, amortization of goodwill and other intangibles, acquisition-related and other costs, non-cash investment gains and losses, net, and equity in losses of equity-method investees, net.

        The Electronics store business includes Amazon Electronics, Video Games and Software. Customer accounts exclude Amazon Commerce Network partners' businesses and Amazon.com's catalog businesses but include users of Amazon Marketplace services. Trailing twelve-month sales per active customer figures include revenue recorded from Amazon Commerce Network partners and exclude catalog sales and $20 million from the sale of inventory to Toysrus.com.

        Amazon.com commenced its Amazon Commerce Network program in the fall of 1999 to develop new strategic relationships and expand the products and services the company offers to its customers. As part of this program, Amazon.com entered into a variety of relationships with third parties, including relationships where the company invested in its partners and relationships where the company received securities of its partners as payment for services it provides to them. These relationships, particularly those in which Amazon.com receives securities in payment for its services, require reporting and disclosure that involve estimates to determine fair value, the recognition of revenue over time, and the ongoing accounting for the company's investments in its partners. Estimates of fair value are based on the use of independent third party appraisals when appropriate. Amazon.com has received informal inquiries from the SEC staff with respect to accounting treatment and disclosures for some of its initial Amazon Commerce Network transactions and has responded to those questions. Amazon.com reviewed the accounting for the transactions with its auditors and the SEC staff, and the company believes that the accounting treatment, and disclosures, were appropriate. Amazon.com will continue to cooperate with the SEC staff if they have further questions.

                                AMAZON.COM, INC.
                            STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)


                                                                THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                   SEPTEMBER 30,                     SEPTEMBER 30,
                                                            ----------------------------      ----------------------------
                                                                2000             1999             2000             1999
                                                            -----------      -----------      -----------      -----------
Net sales                                                   $   637,858      $   355,777      $ 1,789,623      $   963,797
Cost of sales                                                   470,579          285,300        1,358,146          760,998
                                                            -----------      -----------      -----------      -----------
Gross profit                                                    167,279           70,477          431,477          202,799

Operating expenses:
    Marketing, sales and fulfillment                            138,342           86,842          408,266          233,725
    Technology and content                                       71,159           44,451          199,535          102,002
    General and administrative                                   26,217           18,382           80,730           44,094
    Stock-based compensation                                      4,091           11,789           25,909           16,569
    Amortization of goodwill and other intangibles               79,194           74,343          242,562          132,393
    Acquisition-related and other (Note 3)                       11,791            1,779           16,259            5,987
                                                            -----------      -----------      -----------      -----------
            Total operating expenses                            330,794          237,586          973,261          534,770
                                                            -----------      -----------      -----------      -----------

Loss from operations                                           (163,515)        (167,109)        (541,784)        (331,971)

Interest income                                                   9,402           12,699           29,842           36,479
Interest expense                                                (33,809)         (21,470)         (94,827)         (66,424)
Other income (expense), net                                       3,353            2,159           (4,693)           2,037
Non-cash investment gains and losses, net (Note 4)               12,366               --           12,366               --
                                                            -----------      -----------      -----------      -----------
            Net interest expense and other                       (8,688)          (6,612)         (57,312)         (27,908)
                                                            -----------      -----------      -----------      -----------

Loss before equity in losses of equity-method investees        (172,203)        (173,721)        (599,096)        (359,879)

Equity in losses of equity-method investees, net                (68,321)         (23,359)        (267,037)         (36,876)
                                                            -----------      -----------      -----------      -----------
Net loss                                                    $  (240,524)     $  (197,080)     $  (866,133)     $  (396,755)
                                                            ===========      ===========      ===========      ===========
Basic and diluted loss per share                            $     (0.68)     $     (0.59)     $     (2.48)     $     (1.23)
                                                            ===========      ===========      ===========      ===========
Shares used in computation of basic
    and diluted loss per share (Note 1)                         353,954          332,488          349,258          323,064
                                                            ===========      ===========      ===========      ===========
PRO FORMA RESULTS (NOTE 2)
Pro forma loss from operations                              $   (68,439)     $   (79,198)     $  (257,054)     $  (177,022)
                                                            ===========      ===========      ===========      ===========
Pro forma net loss                                          $   (89,493)     $   (85,810)     $  (326,732)     $  (204,930)
                                                            ===========      ===========      ===========      ===========
Pro forma basic and diluted loss per share                  $     (0.25)     $     (0.26)     $     (0.94)     $     (0.63)
                                                            ===========      ===========      ===========      ===========
Shares used in computation of pro forma basic
    and diluted loss per share (Note 1)                         353,954          332,488          349,258          323,064
                                                            ===========      ===========      ===========      ===========


NOTE 1: The Company effected a three-for-one stock split and two-for-one stock split on January 4, 1999 and September 1, 1999, respectively. Each stock split was in the form of a stock dividend to stockholders of record on December 18, 1998 and August 12, 1999, respectively. Accordingly, the accompanying balance sheets and statements of operations have been restated to reflect the splits.

NOTE 2: Pro forma results for the 3-month and 9-month periods ended September 30, 2000 and 1999 are presented for informational purposes only and are not prepared in accordance with generally accepted accounting principles. These results present the operating results of Amazon.com, excluding net amounts of $151.0 million and $111.3 million for the 3-month periods, and $539.4 million and $191.8 million for the 9-month periods ended September 30, 2000 and 1999, respectively, related to amortization of goodwill and other intangibles; equity in losses of equity-method investees, net; stock-based compensation; acquisition-related and other costs; and non-cash investment gains and losses, net.

NOTE 3: Acquisition-related and other expenses for the 3-month and 9-month periods ended September 30, 2000 includes $11.1 million related to the loss on retirement of certain fixed assets to be disposed of.

NOTE 4: Non-cash investment gains and losses, net for the 3-month and 9-month periods ended September 30, 2000 includes the following items: a gain of $40.2 million related to the acquisition of HomeGrocer.com, Inc., previously one of the Company's equity-method investees, by Webvan Group, Inc.; a gain of $20.1 million representing the previously unearned revenue recognized upon the termination of the Company's commercial agreement with living.com, which filed for bankruptcy during the 3-month period ended September 30, 2000; a loss of $14.1 million, representing the Company's investment in living.com at the time of its bankruptcy; and losses totaling $33.8 million to record certain of the Company's investments at their fair values as of September 30, 2000.

                                AMAZON.COM, INC.
                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)


                                                                               SEPTEMBER 30,     DECEMBER 31,
                                                                                   2000              1999
                                                                               -------------     ------------
ASSETS
Current assets:
     Cash and cash equivalents (Note 2)                                         $   647,048      $   133,309
     Marketable securities (Note 2)                                                 252,976          572,879
     Inventories                                                                    163,880          220,646
     Prepaid expenses and other current assets                                       99,181           85,344
                                                                                -----------      -----------
           Total current assets                                                   1,163,085        1,012,178

Fixed assets, net                                                                   352,290          317,613
Goodwill, net                                                                       383,996          534,699
Other purchased intangibles, net                                                    136,474          195,445
Investments in equity-method investees                                               91,131          226,727
Other investments                                                                    73,345          144,735
Deferred charges and other                                                           54,306           40,154
                                                                                -----------      -----------
           Total assets                                                         $ 2,254,627      $ 2,471,551
                                                                                ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
     Accounts payable                                                           $   304,709      $   463,026
     Accrued expenses and other current liabilities                                 160,073          181,909
     Unearned revenue                                                               142,046           54,790
     Interest payable                                                                35,056           24,888
     Current portion of long-term debt and other                                     17,213           14,322
                                                                                -----------      -----------
           Total current liabilities                                                659,097          738,935

Long-term debt                                                                    2,082,697        1,466,338

Commitments and contingencies

Stockholders' equity (deficit):
     Preferred stock, $0.01 par value:
         Authorized shares -- 500,000
         Issued and outstanding shares -- none                                           --               --
     Common stock, $0.01 par value:
         Authorized shares -- 5,000,000
         Issued and outstanding shares -- 356,102 and 345,155
           shares at September 30, 2000 and December 31, 1999, respectively           3,561            3,452
     Additional paid-in capital                                                   1,342,574        1,194,369
     Stock-based compensation                                                       (19,504)         (47,806)
     Accumulated other comprehensive loss                                           (65,637)          (1,709)
     Accumulated deficit                                                         (1,748,161)        (882,028)
                                                                                -----------      -----------
           Total stockholders' equity (deficit)                                    (487,167)         266,278
                                                                                -----------      -----------
               Total liabilities and stockholders' equity (deficit)             $ 2,254,627      $ 2,471,551
                                                                                ===========      ===========


NOTE 1: The Company effected a three-for-one stock split and two-for-one stock split on January 4, 1999 and September 1, 1999, respectively. Each stock split was in the form of a stock dividend to stockholders of record on December 18, 1998 and August 12, 1999, respectively. Accordingly, the accompanying balance sheets and statements of operations have been restated to reflect the splits.

NOTE 2: The Company classifies all highly liquid instruments with an original maturity of three months or less as cash equivalents. Marketable securities consist primarily of equity securities and high quality short- to intermediate-term fixed income securities. Investments are included in marketable securities if they do not meet the definition of a cash equivalent and if the Company does not have the positive intent to hold the investment for over one year. During the quarter ended September 30, 2000 we reclassified approximately $96.1 million of investments to marketable securities that were previously classified as "Other investments" or "Investments in equity-method investees."

                                AMAZON.COM, INC.
                              SEGMENT INFORMATION
                                 (IN THOUSANDS)
                                   (UNAUDITED)


                                  THREE MONTHS ENDED SEPTEMBER 30, 2000                 THREE MONTHS ENDED SEPTEMBER 30, 1999
                             --------------------------------------------------  --------------------------------------------------
                              US Books,                Early-Stage               US Books,                Early-Stage
                             Music and                 Businesses                Music and                Businesses
                             DVD/Video  International   And Other  Consolidated  DVD/Video  International  And Other   Consolidated
                             ---------  -------------  ----------- ------------  ---------  ------------- -----------  ------------
Net sales                    $ 399,905   $  87,665      $ 150,288    $ 637,858   $ 301,307    $  39,682    $  14,788    $ 355,777
Gross profit                   108,746      18,882         39,651      167,279      64,100        8,995       (2,618)      70,477
PROFORMA OPERATING
  INCOME (LOSS) BY SEGMENT      24,688     (39,569)       (53,558)     (68,439)       (109)     (18,138)     (60,951)     (79,198)
Other operating expenses            --          --             --      (95,076)         --           --           --      (87,911)
Net interest expense and
  other                             --          --             --       (8,688)         --           --           --       (6,612)
Equity in losses of
  equity-method
  investees, net                    --          --             --      (68,321)         --           --           --      (23,359)
                             ---------   ---------      ---------    ---------   ---------    ---------    ---------    ---------
Net loss                            --          --             --    $(240,524)         --           --           --    $(197,080)
                                                                     =========                                          =========


                                   NINE MONTHS ENDED SEPTEMBER 30, 2000                NINE MONTHS ENDED SEPTEMBER 30, 1999
                             --------------------------------------------------  --------------------------------------------------
                              US Books,                Early-Stage               US Books,                Early-Stage
                             Music and                 Businesses                Music and                Businesses
                             DVD/Video  International   And Other  Consolidated  DVD/Video  International  And Other   Consolidated
                             ---------  -------------  ----------- ------------  ---------  ------------- -----------  ------------

Net sales                   $1,186,595     $236,190      $366,838   $1,789,623    $848,422      $96,746       $18,629      $963,797
Gross profit                   278,463       51,205       101,809      431,477     185,046       20,728        (2,975)      202,799
PROFORMA OPERATING
  INCOME (LOSS) BY SEGMENT      32,319     (101,519)     (187,854)    (257,054)    (14,373)     (48,425)     (114,224)     (177,022)
Other operating expenses            --           --            --     (284,730)         --           --            --      (154,949)
Net interest expense
  and other                         --           --            --      (57,312)         --           --            --       (27,908)
Equity in losses of
  equity-method
  investees, net                    --           --            --     (267,037)         --           --            --       (36,876)
                           -----------  -----------   -----------  ----------- -----------  -----------   -----------   -----------
Net loss                            --           --            --  $  (866,133)         --           --            --   $  (396,755)
                                                                   ===========                                          ===========


NOTE 1: The Company identifies operating segments based on product line information, considering line maturity, within the United States and separately identifies its international operations as an operating segment.